Mail Stop 4561

August 21, 2008

Ms. Stacy Josloff
Chief Executive Officer
INCA Designs, Inc.
976 Lexington Avenue
New York, NY 10021

>   Re: **INCA Designs, Inc.**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>   **Filed August 18, 2008**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>   **Filed August 19, 2008**
>   **File No. 000-26257**

Dear Ms. Josloff:

        We have reviewed your response letter dated August 18, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 3

1.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion.

In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Management's Annual Report on Internal Control over Financial Reporting, page 3

2.   We note management's conclusion on the effectiveness of internal controls over financial reporting in your amended Form 10-KSB was as of March 28, 2008. Item 308T(a)(3) of Regulation S-B requires that management's conclusion be as of the end of your fiscal year. Please further amend your 10-KSB to state management's conclusion as of December 31, 2007.

Exhibit 31.1 and 31.2

3.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4. Controls and Procedures

4.   We refer you to prior comment numbers 3 and 4. We note that in your Form 10-Q you continue to conclude on the effectiveness of your disclosure controls and procedures in terms that are more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). Further, you continue to state "there were no *significant* changes in [y]our internal controls…" Please confirm that you will revise future filings accordingly. Note that these disclosures should conform to the disclosure in your amended Form 10-KSB.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant